

September 6, 2011

Via E-mail
Joel Schwartz
Chief Financial Officer
Uniprop Manufactured Housing Communities Income Fund II
280 Daines Street
Birmingham, MI 48009

> **Re:** **Uniprop Manufactured Housing Communities Income Fund II**
> **Form 10-K for the Fiscal Year Ended December 31, 2010**
> **Filed February 22, 2011**
> **File No. 000-16701**

Dear Mr. Schwartz:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2010

1. We note your disclosure that the Partnership originally intended to hold the properties for seven to ten years after their acquisition, that the General Partner has the discretion to determine when the remaining properties will be sold, that such decision will be made after consultation with the consultant, and that in making their decision, the General Partner and consultant will consider relevant factors including current operating results of the properties and prevailing economic conditions. In future Exchange Act periodic filings, please expand this section to explain the General Partner's current expectation with respect to a sale of the remaining properties and the relevant factors supporting such expectation.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Adam F. Turk at (202) 551-3657 or me at (202) 551-3852 with any questions.

Sincerely,

/s/ Michael McTiernan

Michael McTiernan
Assistant Director